UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Ángel Cano, BBVA’s President & Chief Operating Officer Madrid, April 26th 2013 First quarter results 2013

1Q13 Results  / April 26th 2013
Disclaimer
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aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections,
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results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation,
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3 1Q13 Results / April 26th 2013 Quarter highlights Resilient revenue & good earnings Reduction of liquidity gap In line with expectations Stronger capital ratios Strong fundamentals

4 1Q13 Results / April 26th 2013 Quarter highlights Reduction of liquidity gap In line with expectations Stronger capital ratios Gross income €5,471m (+3.9% YoY) Strong fundamentals

5 1Q13 Results / April 26th 2013 Quarter highlights Reduction of liquidity gap In line with expectations Stronger capital ratios Gross income €5,471m (+3.9% YoY) Strong fundamentals

6 1Q13 Results / April 26th 2013 Quarter highlights Reduction of liquidity gap Stronger capital ratios Gross income €5,471m (+3.9% YoY) NPA ratio 5.3% Coverage ratio 71% Strong fundamentals

7 1Q13 Results / April 26th 2013 Quarter highlights Reduction of liquidity gap Stronger capital ratios Gross income €5,471m (+3.9% YoY) NPA ratio 5.3% Strong fundamentals Coverage ratio 71%

1Q13 Results  / April 26th 2013
Quarter highlights
Reduction of
liquidity gap
Gross income
€5,471m
(+3.9% YoY)
NPA ratio
5.3%
Core Capital - Basel 2.5
+42bp
(this quarter)
Strong
fundamentals
Coverage ratio
71%

1Q13 Results  / April 26th 2013
Quarter highlights
Strong
fundamentals
NPA ratio
5.3%
Gross income
€5,471m
(+3.9% YoY)
Core Capital - Basel 2.5
+42bp
(this quarter)
Reduction of
liquidity gap
Coverage ratio
71%

1Q13 Results  / April 26th 2013
Quarter highlights
Strong
fundamentals
NPA ratio
5.3%
Reduction of liquidity gap
€9bn
(€ balance sheet, this quarter)
Gross income
€5,471m
(+3.9% YoY)
Core Capital - Basel 2.5
+42bp
(this quarter)
Coverage ratio
71%

1Q13 Results  / April 26th 2013
Significant aspects
Revenue includes good NTI, which supports net
interest income in developed markets
Advantage taken of opportunities: sale of Afore
Bancomer and the life insurance portfolios
Adjustment of equity-accounted income in Eurasia
One-off provisioning
1
2
3
4
Inter-quarter effect of Venezuelan devaluation
absorbed
5

1Q13 Results  / April 26th 2013
+0.8%
Net interest income
Quarter by quarter
€m
Net interest income in emerging markets +11.9%
Earnings:
3,173
3,594
3,623
1Q11 1Q12 1Q13
resilient revenue despite pressure
on spreads …

1Q13 Results  / April 26th 2013
5,130
5,265
5,471
4,158
4,657
4,675
1Q11 1Q12 1Q13
Gross income
NII + fee income
… with gross income at high levels …
+3.9%
Gross income vs NII + fee income
Quarter by quarter
€m
Supported by a good quarter in NTI
+0.4%

1Q13 Results  / April 26th 2013
… supported by diversification
Note: excludes Holding. Year-on-year variation in constant €
With emerging markets as the engines of growth
Spain
Rest of Europe
USA
Mexico
South
America
Turkey
Asia
USA
Developed
42%
YoY chg.
Weight
-4.4%
Emerging
58%
YoY chg.
Weight
+9.1%
Breakdown of gross income
1Q13
%
30%
3%
9%
28%
24%
5%
1%

1Q13 Results  / April 26th 2013
Emerging
Developed
Under control
Under control
Note: excludes Holding
Supporting growth
Supporting growth
•
Branches:
+ 1.9% YoY
•
Headcount:
+ 5.6% YoY
•
ATMs:
+ 4.7% YoY
+9.1%
Costs
YoY change
Preserving growth potential
+10.3% Contributions to costs
(p.p.)
Selective cost management to support growth …
0.9
5.9
2.3
-0.6
-0.8
5.0
Spain ex
Unnim
USA
R. Europe
Total
ex Unnim
Perimeter Total

1Q13 Results  / April 26th 2013
… which helps us to maintain solid operating
income
Operating income
Quarter by quarter
€m
Strength and recurrence despite environment
Operating income - developed
Weight by region
Operating income - emerging
Weight by region
2,824
2,738
2,712
1Q11 1Q12 1Q13
41%
36%
1Q12 1Q13
Europe (ex Turkey)
USA
Spain
59%
64%
1Q12 1Q13
Turkey
Asia
Mexico
South America
-0.9%

1Q13 Results  / April 26th 2013
Increase in provisions in line with expectations …
Loan-loss provisions
Quarter by quarter
€m
+26.3%
Accumulated
cost of risk
1.2 1.5 1.2
Focus on Spanish companies
1,022
1,087
1,373
1Q11 1Q12 1Q13

1Q13 Results  / April 26th 2013
60
66
69
72
71
4.0
4.0
4.8
5.1
5.3
Mar.12 Jun.12 Sep. 12 Dec. 12 Mar.13
NPA ratio
… with contained impairment of risk indicators …
NPAs – net balance
€bn
NPA and coverage ratios
%
16.1
16.5
20.1
20.6
21.8
3.0
Mar.12 Jun.12 Sep.12 Dec.12 Mar.13
Coverage ratio
1.5% 1.2% 1.8% 1.9% 2.2%
Impairment of Spanish companies
Unnim
Accum.
cost of risk

1Q13 Results  / April 26th 2013
… leading to resilient earnings
€m
Affected by one-off operations
72.6 Net Attributable Profit
R
1,734 + 729
Income Before Tax
Gross Income 5,471 + 205
+ 213
Net Interest Income 3,623 + 28 0.8
1,513
Operating Income
M
2,712 - 25
BBVA Group
Accum.
1Q13 Abs.
1Q13/1Q12
Growth
3.9
%
16.4
-0.9

1Q13 Results  / April 26th 2013
10.8
11.2
0.25
0.17
Dec.12 Sale of Mexican
pensions
Other generation
of capital
Mar.13
Core capital ratio (Basel 2.5)
%
Capital:
stronger capital ratios
BIS III fully loaded Dec.13e 9%

1Q13 Results  / April 26th 2013
Liquidity:
improvement in funding structure
Liquidity gap narrows
Active in issues
Meeting the LTRO repayment plan
+€9bn euro balance sheet
this quarter
€4.5bn euro balance sheet
this quarter

1Q13 Results  / April 26th 2013
Gross income
Good results Solid structure
Net attributable
profit
€1.7bn
Capital
5.3% 71%
Liquidity
Issues
€4.5bn
Risk
NPA ratio Coverage ratio
11.2%
Basel 2.5
+3.9%
YoY
Diversified
revenues
58%
Emerging
Liquidity gap
€9bn
Meeting
LTRO plan
Summary: fundamentals remain solid …
9%
BIS III fully loaded
(Dec.13e)

1Q13 Results  / April 26th 2013
Afore Bancomer
€0.8bn
€0.5bn
25bp
AFP Provida 12bp
Capital gains
Capital
generated
... which will be reinforced during the year by
non-core divestments
AFP Horizonte
Colombia
Note: announced deals based on $1.31/€. The amounts can change depending on the exchange rate.
€0.3bn
8bp
€0.2bn
AFP Horizonte Peru
6bp
€1.8bn 51bp
Total

24 Business areas

1Q13 Results  / April 26th 2013
Banking activity in Spain:
spreads under
pressure in a deleveraging environment
Lending
+3.6% +2.7%
Customer
funds
Banking activity in Spain
YoY change in average balances
Net interest income
€m
Operating income
€m
-2.3%
Gross income
€m
Increasing  market share due to greater discrimination (+184bp)
-8.8%
Note: the market share includes ODS (retail activity). Year-on-year change.
1,174
1,071
1Q12 1Q13
1,014
901
1Q12 1Q13
1,708
1,669
1Q12 1Q13
-11.1%

1Q13 Results  / April 26th 2013
453 469
472 458
618
180
1,177
933
1,482
151
633
1,646
1,405
1,940
769
0.95
0.99
0.94
0.91
1.28
-5.00
-4.00
-3.00
-2.00
-1.00
0.00
1.00
1Q12 2Q12 3Q12 4Q12 1Q13
Real-estate loan-loss Banking activity loan-loss
Banking activity cost of risk
Focus on companies
3.1  3.0
3.7
4.0
4.3
31.9
35.6
42.2
42.8
46.6
43
50
59
63 62
-30.0
-20.0
-10.0
0.0
10.0
20.0
30.0
40.0
50.0
60.0
Mar.12 Jun.12 Sep. 12 Dec.12 Mar.13
Banking activity NPA ratio
Real-estate NPA ratio
Total coverage ratio
Loan-loss provisions and cost of risk
Quarter by quarter
(€m, %)
NPA and coverage ratios
%
Spain:
impairment as expected

1Q13 Results  / April 26th 2013
€m
Banking activity in Spain:
income statement
Deleveraging continues
Market share gains
Unnim incorporated
1Q13 highlights
Banking activity
Accum.
Growth
1Q13/1Q12
1Q13 Abs. %
Net Interest Income 1,071 - 103 -8.8
Gross Income 1,669 - 39 -2.3
Operating Income
MA
901 - 113 -11.1
Income Before Tax
RE
823 + 293 55.2
Net Attributable Profit
RE
569 + 199 53.9

1Q13 Results  / April 26th 2013
-14.5%
Real-estate:
exposure
18.0
15.6
15.4
Note: transparency on like-for-like basis: the figures include Unnim but exclude the investment in Metrovacesa
* Other foreclosed assets includes foreclosed assets that do not stem from financing family home buying
Reduced developer-related
exposure
Foreclosed retail assets are in
line with non-performing
mortgages
Net exposure to Real-estate
€bn
13.3
9.7
9.5
3.4
4.0
3.9
1.1
1.5
1.7
0.2
0.4
0.4
Dec-11 Dec-12 Mar-13
Others foreclosed assets* Foreclosed assets of residential mortgages
Foreclosed assets of Real-estate developers Real-estate developer loans

1Q13 Results  / April 26th 2013
€m
Real-estate:
income statement
Sales accelerate
Marked to market
1Q13 highlights
Real-estate
Accum.
Growth
1Q13/1Q12
1Q13 Abs. %
Net Interest Income 16 + 14 n.s.
n.s.
Gross Income -4 - 14 n.s.
Operating Income
MA
-42 - 25
Income Before Tax
RE
-465 - 27 6.3
Net Attributable Profit
RE
-346 - 46 15.2

1Q13 Results  / April 26th 2013
-4.5%
Gross income
€m
Note: in accordance with IFRS, the investment in Garanti is reported as equity-accounted income but for presentation continuity it is treated as proportional consolidation.
Turkey
Asia
Growth
engine
Provisioning
anticipated
208
292
166
66
161
152
535
511
1Q12 1Q13
Rest of Europe
Asia
Turkey
EurAsia:
a region of growth and contribution

1Q13 Results  / April 26th 2013
EurAsia:
income statement
€m
CNCB anticipating
provisions
Buoyant retail business
Deleveraging of wholesale
business
1Q13 highlights
EurAsia
1Q13/1Q12
1Q13 Abs. %
Growth
Accum.
Net Interest Income 242 + 58 31.1
- 24 -4.5
335 - 27 -7.4
Gross Income
Operating Income
MA
511
Income Before Tax
RE
227
Net Attributable Profit
RE
179 - 120 -40.2
- 101 -30.9

1Q13 Results  / April 26th 2013
Lending
+7.1%
+6.2%
Customer
funds
Business activity
YoY change in average balances in constant euros
Net interest income
Constant €m
Operating income
Constant €m
+5.2% +6.1% +6.1%
Gross income
Constant €m
1,034
1,088
1Q12 1Q13
1,428
1,516
1Q12 1Q13
883
937
1Q12 1Q13
Mexico:
growing at a fine pace

1Q13 Results  / April 26th 2013
116
111
107
114
117
3.8
4.0  4.1
3.8
3.7
Mar.12 Jun.12 Sep. 12 Dec.12 Mar.13
NPA ratio
Coverage ratio
NPA and coverage ratios
%
Loan-loss provisions and cost of risk
Quarter by quarter
(Constant €m, %)
320
314
350
352 351
3.5
3.3
3.4
3.6
3.6
1Q12 2Q12 3Q12 4Q12 1Q13
Loan-loss provisions Cost of risk
Mexico:
risk indicators remain stable

1Q13 Results  / April 26th 2013
Constant €m
Buoyant business
Improvement in funding mix
Self-financing investments
1Q13 highlights
Note: the pension business is reported as discontinued operations
Mexico:
income statement
-0.7
4.2
Discontinued operations
RD
6 - 17 -74.6
Mexico
Growth
1Q13/1Q12
1Q13 Abs. %
Accum.
Net Interest Income 1,088 + 54 5.2
Gross Income 1,516 + 88 6.1
MA
937 Operating Income + 54 6.1
Income Before Tax 571 + 23
Net Attributable Profit 435 - 3

1Q13 Results  / April 26th 2013
Lending
+15.3% +23.9%
Customer
funds
High  growth  rates
Net interest income
Constant €m
Operating income
Constant €m
+19.7% +17.1%
+14.6%
Gross income
Constant €m
870
1,042
1Q12 1Q13
1,144
1,340
1Q12 1Q13
673
772
1Q12 1Q13
South America:
business continues to grow rapidly
Business activity
YoY change in average balances in constant euros

1Q13 Results  / April 26th 2013
141
139
142
146
143
2.3
2.3
2.2
2.1
2.2
Mar.12 Jun.12 Sep. 12 Dec.12 Mar.13
NPA ratio
Coverage ratio
NPA and coverage ratios
%
95
125
160
169
151
1.0
1.3
1.5
1.6
1.3
1Q12 2Q12 3Q12 4Q12 1Q13
Loan-loss provisions Cost of risk
Loan-loss provisions and cost of risk
Quarter by quarter
(Constant €m, %)
South America:
good risk indicators

1Q13 Results  / April 26th 2013
Constant €m
Buoyant demand and growth
Costs in line with growth
Solid earnings
1Q13 highlights
Note: the pension business is reported under discontinued operations
South America:
income statement
594 + 34 6.1
South America
Growth
1Q13/1Q12
1Q13 Abs. %
Accum.
772 Operating Income
Net Interest Income 1,042 + 172 19.7
-18.8
Gross Income 1,340 + 196
MA
+ 98 14.6
17.1
Discontinued operations
RD
61 - 14
Income Before Tax
- 5 -1.3 Net Attributable Profit 348

1Q13 Results  / April 26th 2013
560
515
1Q12 1Q13
United States:
business growing despite highly
competitive environment
Lending
+8.4% +10.6%
Customer
funds
-19.9% -9.9% -7.9%
Net interest income
Constant €m
Operating income
Constant €m
Gross income
Constant €m
Profit and loss account is sensitive to low interest rates
387
348
1Q12 1Q13
197
158
1Q12 1Q13
Compass business activity
YoY change in average balances in constant euros

1Q13 Results  / April 26th 2013
75
82
94
90
109
3.2
2.8
2.4
2.4
1.8
Mar.12 Jun.12 Sep. 12 Dec.12 Mar.13
NPA ratio
Coverage ratio
NPA and coverage ratios
%
27
13
31
2
17
0.3
0.1
0.4
0.0
0.2
1Q12 2Q12 3Q12 4Q12 1Q13
Loan-loss provisions Cost of risk
Loan-loss provisions and cost of risk
Quarter by quarter
(Constant €m, %)
United States:
improvement in risk indicators

1Q13 Results  / April 26th 2013
Constant €m
Funding costs
Companies spreads decline
1Q13 highlights
United States:
income statement
USA
1Q13 Abs.
Accum.
Growth
Net Interest Income 348 - 38 -9.9
Gross Income 515 - 44
MA
158 Operating Income
-11.0 Income Before Tax
RE
141 - 17
- 13 Net Attributable Profit
RE
95
1Q13/1Q12
%
-12.3
- 39 -19.9
-7.9

Ángel Cano, BBVA’s President & Chief Operating Officer Madrid, April 26th 2013 First quarter results 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 26, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer